FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of January, 2003

                          GRANITE MORTGAGES 02-1 PLC
                         (Translation of registrant's
                              name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                         (Translation of registrant's
                              name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                         (Translation of registrant's
                              name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes............No.......X...........

                            SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                       GRANITE MORTGAGES 02-1 PLC


                                       By:      /s/  Clive Rakestrow
                                             ---------------------------
                                       Name:   L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title:  Director
Date: 21 February 2003

                                       GRANITE FINANCE FUNDING
                                       LIMITED


                                       By:      /s/  Nigel Charles Bradley
                                             -----------------------------
                                       Name:   Nigel Charles Bradley
                                       Title:  Director

Date: 21 February 2003

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED



                                       By:     /s/  Richard Gough
                                             -----------------------------
                                       Name:   Richard Gough
                                       Title:  Director

Date: 21 February 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 January 2003 - 31 January 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                                          165,405

Current Balance                                                                  (pound)11,018,446,055

Last Months Closing Trust Assets                                                 (pound)7,310,874,149

Funding share                                                                    (pound)10,138,052,750

Funding Share Percentage                                                                  92.01%

Seller Share                                                                      (pound)880,393,305

Seller Share Percentage                                                                   7.99%

Minimum Seller Share (Amount)                                                     (pound)247,354,566

Minimum Seller Share (% of Total)                                                         2.24%
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Arrears Analysis of Non Repossessed Mortgage Loans

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                                        Number           Principal ((pound))          Arrears ((pound            By Principal (%)

< 1 Month                              164,058            10,931,482,679                    0                        99.21%

> = 1 < 3 Months                        1147                75,469,382                   670,507                     0.68%

> = 3 < 6 Months                         163                9,600,710                    247,354                     0.09%

> = 6 < 9 Months                         29                 1,585,426                     64,415                     0.01%

> = 9 < 12 Months                         7                  306,548                      19,134                     0.00%

> = 12 Months                             1                   1,310                        188                       0.00%

Total                                  165,405            11,018,446,055                1,001,598                   100.00%
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

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
Properties in Possession

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                                                 Number                         Principal ((pound))              Arrears ((pound))

Total (since inception)                            19                                963,765                          38,870
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Properties in Possession                                                                                                14

Number Brought Forward                                                                                                  10

Repossessed                                                                                                              0

Sold                                                                                                                     5

Number Carried Forward                                                                                                   0

Average Time from Possession to Sale (days)                                                                            116

Average Arrears at Sale                                                                                           (pound)1,433

MIG Claims Submitted                                                                                                      2

MIG Claims Outstanding                                                                                                    0

Average Time from Claim to Payment                                                                                       69
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Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Number                 Principal ((pound))

Substituted this period                                                               54,727               (pound)4,059,995,576

Substituted to date (since 26 March 2001)                                            188,844               (pound)12,947,565,668
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CPR Analysis

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                                                                                     Monthly                    Annualised

Current Month CPR Rate                                                                4.08%                       37.28%

Previous Month CPR Rate                                                               4.63%                       43.42%
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----------------------------------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                                                      23.99

Weighted Average Remaining Term (by value) Years                                                                  20.02

Average Loan Size                                                                                             (pound)66,615

Weighted Average LTV (by value)                                                                                   76.47%
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Product Breakdown

----------------------------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                                           36.02%

Flexible - Together (by balance)                                                                                  31.19%

Capped (by balance)                                                                                                4.19%

Variable (by balance)                                                                                             28.52%

Tracker (by balance)                                                                                               0.08%

Total                                                                                                            100.00%
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

Geographic Analysis

----------------------------------------------------------------------------------------------------------------------------------
                                    Number                    % of Total            Value ((pound))              % of Total

East Anglia                          4,198                      2.54%                 279,868,530                   2.54%

East Midlands                       14,153                      8.56%                 826,383,454                   7.50%

Greater London                      19,120                     11.56%               1,978,912,911                  17.96%

North                               24,576                     14.86%               1,158,038,680                  10.51%

North West                          24,123                     14.58%               1,317,806,148                  11.96%

South East                          26,226                     15.86%               2,301,753,381                  20.89%

South West                          12,439                      7.52%                 884,781,218                   8.03%

Wales                                7,899                      4.78%                 424,210,173                   3.85%

West Midlands                       12,467                      7.54%                 775,698,602                   7.04%

Yorkshire                           20,204                     12.21%               1,070,992,957                   9.72%

Total                              165,405                       100%              11,018,446,055                    100%
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LTV Levels Breakdown

---------------------------------------------------------------------------------------------------------------------------------
                                                                Number              Value ((pound))               % of Total

< 10%                                                              490                   9,916,601                    0.09%

> = 10% < 20%                                                    1,891                  70,518,055                    0.64%

> = 20% < 30%                                                    3,909                 189,517,272                    1.72%

> = 30% < 40%                                                    6,244                 381,238,234                    3.46%

> = 40% < 50%                                                    8,422                 590,588,709                    5.36%

> = 50% < 60%                                                   11,291                 863,846,171                    7.84%

> = 60% < 70%                                                   14,234               1,141,511,011                   10.36%

> = 70% < 80%                                                   24,011               1,757,442,146                   15.95%

> = 80% < 90%                                                   42,103               2,826,231,413                   25.65%

> = 90% < 95%                                                   38,992               2,452,706,092                   22.26%

> = 95% < 100%                                                  13,768                 732,726,663                    6.65%

> = 100%                                                            50                   2,203,689                    0.02%

Total                                                          165,405              11,018,446,055                   100.0%
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----------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                                        5.85%

Effective Date of Change                                                            1 December 2001
----------------------------------------------------------------------------------------------------------

Notes                 Granite Mortgages 02-1 plc

----------------------------------------------------------------------------------------------------------------------------------
                                Outstanding                        Rating               Reference Rate              Margin
                                                              Moodys/S&P/Fitch

Series 1

A1                             $311,600,000                     Aaa/AAA/AAA                 1.47%                   0.10%

A2                           $1,274,400,000                     Aaa/AAA/AAA                 1.53%                   0.16%

B                               $69,700,000                      Aa3/AA/AA                  1.70%                   0.33%

C                               $96,500,000                     Baa2/BBB/BBB                2.69%                   1.30%

Series 2

A                        (pound)460,000,000                     Aaa/AAA/AAA                 4.17%                   0.20%

B                         (pound)16,200,000                      Aa3/AA/AA                  4.32%                   0.35%

C                         (pound)22,500,000                     Baa2/BBB/BBB                5.27%                   1.30%

D                         (pound)15,000,000                     Ba2/BB+/BB+                 8.47%                   4.50%

Series 3

A                         (euro)600,000,000                     Aaa/AAA/AAA                 5.15%               Fixed to 04/07

B                          (euro)21,100,000                      Aa3/AA/AA                  3.18%                   0.30%

C                          (euro)29,300,000                     Baa2/BBB/BBB                4.13%                   1.30%
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Credit Enhancement

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                                                                                                               % of Funding Share

Class B Notes ((pound)Equivalent)                                                    (pound)78,633,262              0.78%

Class C Notes ((pound)Equivalent)                                                    (pound)108,993,167             1.08%

Class D Notes                                                                        (pound)15,000,000              0.15%
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Granite Mortgages 02-1 Reserve Fund Requirement                                      (pound)34,372,240              0.34%

Balance Brought Forward                                                              (pound)34,372,240              0.34%

Drawings this Period                                                                      (pound)0                  0.00%

Reserve Fund Top-up this Period*                                                          (pound)0                  0.00%

Excess Spread                                                                             (pound)0                  0.00%

Current Balance                                                                     (pound)34,372,240               0.34%
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Funding Reserve Balance                                                             (pound)15,750,058               0.16%

Funding Reserve %                                                                          0.5%                      NA
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*Top-ups only occur at the end of each quarter.